SEC 1746
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GZA GeoEnvironmental Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
362386104

(CUSIP Number)

William R. Beloff, 9 Bridie Lane, Norfolk, Massachusetts 02056
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2000
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   362386104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Futureco Environmental Inc. ("Futureco")

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ...........................................

4.  Source of Funds (See Instructions) .
 ....00

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................

6.  Citizenship or Place of Organization    Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power

8.  Shared Voting Power  646,604

9.  Sole Dispositive Power

10.  Shared Dispositive Power  646,604

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    646,604

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     17.6%

14.  Type of Reporting Person (See Instructions)
 .....CO.................................................................
 .......................................................................
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 ........................................................................
 ........................................................................
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 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William R. Beloff

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ...........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    41,848

8.  Shared Voting Power

9.  Sole Dispositive Power   41,848

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    41,848

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.1%

14.  Type of Reporting Person (See Instructions)
 .....IN
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 .........................................................................
 ..........................................................................
 .........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph P. Hehir

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    38,140

8.  Shared Voting Power

9.  Sole Dispositive Power   38,140

10.  Shared Dispositive Power ...............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    38,140

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.0%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
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 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawrence Feldman

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    55,327

8.  Shared Voting Power

9.  Sole Dispositive Power   55,327

10.  Shared Dispositive Power ..............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    55,327

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     1.5%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 .......................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William E. Hadge

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only .........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    19,386

8.  Shared Voting Power

9.  Sole Dispositive Power   19,386

10. Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    19,386

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.5%

14.  Type of Reporting Person (See Instructions)
 .....IN.................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................
 ........................................................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

M. Joseph Celi

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)  X

3.  SEC Use Only ..........................................................

4.  Source of Funds (See Instructions) .
 ....PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .................

6.  Citizenship or Place of Organization    Massachusetts
                                                             *
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.  Sole Voting Power    24,382

8.  Shared Voting Power

9.  Sole Dispositive Power   24,382

10.  Shared Dispositive Power .............................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    24,382

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ...X........

13.  Percent of Class Represented by Amount in Row 11     0.7%

14.  Type of Reporting Person (See Instructions)
 .....IN...............................................................
 ......................................................................
 ......................................................................
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     This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of Futureco with the Securities and Exchange Commission on March 31, 2000. The text of Items 4 and 5 and the Exhibit Index are hereby amended to correct the miscalculation of the number of shares of common stock of GZA reported as beneficially owned by each of the reporting parties and the number of shares of common stock of GZA subject to the Purchase Agreement executed by John E. Ayers, which miscalculations were the result of the failure to properly reflect the shares recently allocated pursuant to GZA's 401(k) plan.

Item
4.  Purpose of Transaction
On March 21, 2000 Futureco entered into a Purchase Agreement with each of Donald T. Goldberg, William S. Zoino, and John E. Ayers (collectively the "Selling Shareholders") to purchase a total of 646,604 shares of GZA's common stock from the Selling Shareholders which Purchase Agreements include agreements from the Selling Shareholders to vote in favor of any merger proposed by Futureco as hereinafter described.

On March 21, 2000 Futureco, whose principals are members of senior management of GZA, made a preliminary proposal to GZA to enter into a "cash out" merger the effect of which would be to purchase all of the "public shares" of GZA in a "management buyout," subject to various approvals required for both parties.
GZA has appointed a special committee and engaged investment bankers in order to consider the transaction. There can be no assurance that a transaction will occur or, if it does, on what terms.



Futureco may enter into agreements to acquire additional shares of common stock of GZA. Futureco anticipates that this transaction, if consummated, would constitute a "going private transaction" and that the common stock of GZA would cease to be traded on the NASDAQ and would be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Item
5.  Interest in Securities of the Issuer

(a)  William R. Beloff

(b) William R. Beloff holds the sole power to vote and dispose of 41,848 shares of common stock of GZA which represents 1.1% of the total shares outstanding. He owns 35,706 shares of common stock; he owns 2,142 shares of common stock through his 401k account; and he owns an option exercisable as to 4,000 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned Futureco, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and
M. Joe Celi.

(c) On March 31, 2000, by a distribution to his 401(k) account, William R. Beloff acquired 343 shares of common stock of GZA to be owned by him through his 401(k) account.

(d)  Not applicable

(e)  Not Applicable


(a)  Joseph P. Hehir

(b) Joseph P. Hehir holds the sole power to vote and dispose of 38,140 shares of common stock of GZA which represents 1.0% of the total shares outstanding.
He owns 30,000 shares of common stock; he owns 1,940 shares of common stock through his 401k account; and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Lawrence Feldman, William E. Hadge, and
M. Joe Celi.

(c) On March 31, 2000, by a distribution to his 401(k) account, Joseph P. Hehir acquired 287 shares of common stock of GZA to be owned by him through his 401(k) account.

(d)  Not applicable

(e)  Not Applicable


(a)  Lawrence Feldman

(b) Lawrence Feldman holds sole power to vote and dispose of 55,327 shares of common stock of GZA which represents 1.5% of the total shares outstanding. He owns 47,001 shares of common stock; he owns 2,126 shares of common stock through his 401k account; and he owns an option exercisable as to 6,200 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by
Futureco, William R. Beloff, Joseph  P. Hehir, William E. Hadge, and
M. Joe Celi.

(c) On March 31, 2000, by a distribution to his 401(k) account, Lawrence Feldman acquired 297 shares of common stock of GZA to be owned by him through his 401(k) account.

(d)   Not applicable

(e)   Not Applicable


(a)   William E. Hadge

(b) William E. Hadge holds the sole power to vote and dispose of 19,386 shares of common stock of GZA which represents 0.5% of the total shares outstanding. He owns 13,917 shares of common stock; he owns 1,869 shares of common stock through his 401k account; and he owns an option exercisable as to 3,600 shares of common stock. He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Joseph P. Hehir, Lawrence Feldman, and M. Joe Celi.

(c) On March 31, 2000, by a distribution to his 401(k) account, William E. Hadge acquired 276 shares of common stock of GZA to be owned by him through his 401(k) account.

(d)   Not applicable

(e)   Not Applicable


(a)   M. Joseph Celi

(b) M. Joseph Celi holds the sole power to vote and dispose of 24,382 shares of common stock of GZA which represents 0.7% of the total shares outstanding. He owns 8,505 shares of common stock; he owns 2,477 shares of common stock through his 401k account; and he owns an option exercisable as to 13,400 shares of common stock.
He disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by Futureco, William R. Beloff, Joseph P. Hehir, Lawrence Feldman, and William E. Hadge.

(c)   On March 31, 2000, by a distribution to his 401(k) account,
M. Joseph Celi acquired 338 shares of common stock of GZA to be owned by him through his 401(k) account.

(d)   Not applicable

(e)   Not applicable


(a) Futureco

(b) Futureco has entered into agreements to hold the sole power to vote and dispose of 646,604 shares of common stock of GZA which represents 17.6% of the total shares outstanding.
Futureco disclaims any beneficial ownership in any of the shares of common stock of GZA which are owned by William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E. Hadge, and M. Joe Celi.

(c) Futureco entered into agreements on March 21, 2000 to acquire 646,604 shares of common stock of GZA from the Selling Shareholders.

(d) The Selling Shareholders have the right to receive dividends and the proceeds of a sale of the shares they are selling. Their right relates to 17.6% of the shares of common stock of GZA.

(e) Not applicable




Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2000
Date


William R. Beloff, Joseph P. Hehir, Lawrence Feldman, William E. Hadge,
M. Joseph Celi and Futureco Environmental Inc.
By: William R. Beloff, For himself and as agent for each of the persons indicated pursuant to a joint filing agreement previously filed with the Securities and Exchange Commission.

/s/ William R. Beloff
Signature

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


EXHIBIT INDEX

EXHIBIT                                         PAGE

Purchase Agreement with Donald T. Goldberg*     14


*The Purchase Agreements with all three of the Selling
Shareholders are substantially identical. Consequently, pursuant to Exchange Act Rule 12b-31 only one Purchase
Agreement is being filed as an exhibit.  The Purchase
Agreement with William S. Zoino provided for the sale of 407,000 shares of common stock of GZA. The Purchase
Agreement with John E. Ayers provided for the sale of 126,883 shares of common stock of GZA.
 All three Purchase Agreements were
entered into on March 21, 2000.